                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

         Under the Securities Exchange Act of 1934 (Amendment No. 2)*


                              i-STAT CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)

               Common Stock, with a par value of $0.15 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  450312 10 3
-------------------------------------------------------------------------------
                                (CUSIP Number)

    D. Craig Nordlund, Senior Vice President, General Counsel and Secretary
                          Agilent Technologies, Inc.
                          Corporate Legal Department
                              3000 Hanover Street
                         Palo Alto, California  94304
                                (650) 857-1501


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 2, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box  [_].

     Note: Schedules filed in paper format shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 450312 10 3                                    PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Agilent Technologies, Inc. (# 77-0518772)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------

 3    SEC USE ONLY

------------------------------------------------------------------------------

 4    SOURCE OF FUNDS                                            OO

------------------------------------------------------------------------------

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                            [_]

------------------------------------------------------------------------------

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------


                     7    SOLE VOTING POWER                                  0
     NUMBER OF     ---------------------------------           ---------------
      SHARES
   BENEFICIALLY      8    SHARED VOTING POWER                        2,138,702
     OWNED BY
       EACH        -----------------------------------------------------------
    REPORTING
      PERSON         9    SOLE DISPOSITIVE POWER                             0
       WITH
                   -----------------------------------------------------------

                     10   SHARED DISPOSITIVE POWER                   2,138,702

------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,138,702

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 450312 10 3                                    PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------


------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.6%

------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON                                           CO

------------------------------------------------------------------------------

          This Schedule 13D amends the first paragraph of Item 4 of Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by Agilent Technologies, Inc. on December 21, 1999. Capitalized terms used but not defined in this Amendment shall have the meaning set forth in Amendment No. 1.

Item 4.  Purpose of Transaction.

     Agilent Technologies' original purpose in acquiring the Shares was to maintain a strategic relationship with i-STAT, originally developed by Hewlett-Packard, in which each company remains independent while working together to develop and market products. Agilent Technologies now intends to dispose of some or all of the Shares. As discussed above, Agilent Technologies acquired the shares from Hewlett-Packard pursuant to the Spin-off. Hewlett-Packard acquired the Shares directly from i-STAT. Agilent Technologies' ownership was described in the letter agreement between Hewlett-Packard and i-STAT, dated October 29, 1999, attached hereto as Exhibit A (the "Letter Agreement"), in which i-STAT
                         ---------
approved the transfer of Hewlett-Packard's rights and obligations under the Series B Preferred Stock Purchase Agreement dated June 23, 1995 between i-STAT and Hewlett-Packard (the "Stock Purchase Agreement"), filed with this statement as Exhibit B, to Agilent Technologies. The following summary of Agilent
   ---------
Technologies' rights to purchase i-STAT's equity securities is qualified in its entirety by the terms of the Stock Purchase Agreement which is hereby incorporated by reference.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 450312 10 3                                    PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2000                       MARIE OH HUBER


                                     /s/ Marie Oh Huber
                                    ---------------------------------------
                                    Marie Oh Huber
                                    Assistant General Counsel and Assistant
                                    Secretary

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 450312 10 3                                    PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------

                               INDEX TO EXHIBITS

A: Letter Agreement dated October 29, 1999 between i-STAT and Hewlett-Packard. (Incorporated by reference to Amendment No. 1 the Agilent Technologies
     Schedule 13D filed on December 21, 1999 (File No. 005 42273)).

B: Series B Preferred Stock Purchase Agreement dated June 23, 1995, between Hewlett-Packard and i-STAT. (Incorporated by reference to Amendment No. 1 the Agilent Technologies Schedule 13D filed on December 21, 1999 (File No. 005 42273)).